                                  Exhibit 02.1


For Immediate Release

Press Contacts:            Chuck Jensen                     David A. Kaminer
---------------
                           NeoMedia Technologies, Inc.      The Kaminer Group
                           +(941) 337-3434                  +(914) 684-1934
                           cjensen@neom.com                 dkaminer@kamgrp.com

 NeoMedia Technologies, Inc., Shares to Trade on OTC BB Following Delisting
                                   by NASDAQ

FT. MYERS, FL, May 17, 2002 -- NeoMedia Technologies, Inc. (OTC BB: NEOM), announced that it has received notification from the Nasdaq Listing Qualifications Department that its stock is being delisted effective today from The Nasdaq SmallCap Market, and will trade on the Over the Counter Bulletin Board (OTC BB).

The Nasdaq Delisting Qualification Panel informed NeoMedia after close of market yesterday that, in its opinion, the company has not demonstrated the ability to comply within a reasonable period of time with all requirements for continued listing on The Nasdaq SmallCap Market.

About NeoMedia Technologies
NeoMedia Technologies, Inc. (www.neom.com) develops technologies that link physical information and objects to the Internet, marketing services under the PaperClick(TM) trademark. In addition, NeoMedia's Systems Integration Group specializes in Open & Storage System solutions and automating print production operations.

This press release contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. With the exception of historical information contained herein, the matters discussed in this press release involve risk and uncertainties. Actual results could differ materially from those expressed in any forward-looking statement.
                                                                #
PaperClick is a trademark of NeoMedia Technologies, Inc.